Mail Stop 3561

September 20, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

> **Re: Fuqi International, Inc.**
> **Information Statement on Schedule 14C**
> **Filed August 23, 2007**
> **File No. 0-52383**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing the reverse stock split, as applicable.

The Purpose of the Reverse Stock Split, page 2

2. You state in the second paragraph that the reverse stock split could provide the company with a capital structure more typical of companies at your stage of development. Please elaborate.

3. You also indicate that the reverse stock split will provide greater flexibility for the company, without further stockholder approval, to issue shares of the company's common stock from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, establishing strategic relationships with corporate partners, stock splits and dividends, present and future employee benefit programs and other corporate purposes. Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please disclose, and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Authorized Shares of Common Stock, page 3

4. Please state whether there are other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences. If not, please so state.

*****

As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Anita Karu, Staff Attorney, at (202) 551-3420, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Anh Tran, Esq.
        Fax: (310) 552-5001